

March 18, 2014

Via E-mail
Mr. Renato Dela Rama
Chief Financial Officer
Cemtrex, Inc.
19 Engineers Lane
Farmingdale, New York 11735

> **Re: Cemtrex, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2013**
> **Filed January 16, 2014**
> **Form 10-Q for the Quarterly Period Ended December 31, 2013**
> **Filed February 14, 2014**
> **File No. 000-53238**

Dear Mr. Dela Rama:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 16

1. We note that you attribute the increase in revenues to a higher amount of bookings and projects executed as well as overall increase in market demand. We also note that you have distinct products in electronic manufacturing services of printed circuit board assemblies, instruments and emission monitors for industrial processes, industrial air

filtration and environmental control systems as well as other miscellaneous product lines. Please provide us a break-down of revenues by product types. In future filings provide a discussion of revenues by products types and address the impact of changes in price and quantities sold in the discussion of changes in revenue each period.

Item 9A. Controls and Procedures, page 18

2. We note that you have not included Management's Report on Internal Control over Financial Reporting, as required by Item 308 of Regulation S-K although your certifying officers indicate in their certifications that they performed the required evaluation of internal control over financial reporting as of September 30, 2013. Please amend your filing to provide Management's Report on Internal Controls over Financial Reporting.

Financial Statements

Note 2. Revenue Recognition, page F-12

3. We note that you are reporting revenue net in accordance with ASC 605-45-45. Please tell us and revise in future filings to clarify which revenue stream you are referring to or if you recognize all revenue on a net basis.

Note 10. Concentrations and Related Party Transactions, page F-16

4. We note that sales in India totaled $10.8 million and $7.3 million in the years ended September 30, 2013 and 2012. We also note that you had no assets in India during this period. Please tell us and clarify in future filings the products sold in India and how you are recognizing the revenues earned on these transactions. Discuss the cost of the products sold and how these are recognized in your financial statements.

Form 10-Q for the Quarterly Period ended December 31, 2013

Financial Statements

5. We note that the acquisition of ROB Group completed on October 31, 2013 was significant to your financial statements. Please tell us the significant terms of this acquisition including the purchase price, the assets and liabilities acquired and your accounting for the acquisition. Please also tell us where you have provided the disclosures required by FASB ASC 805-10-50.

6. Please also tell us your consideration of the requirements of Rule 8-04 and 8-05 of Regulation S-X related to the acquisition of the ROB Group.

7. We also note the discussion on page 8 that you acquired a stake in Pluto Technologies, Inc. on October 30, 2013. Please tell us the significant terms of the acquisition, including the purchase price and the significant assets and liabilities acquired.

Note 3 – Concentrations and Related Party Transactions, page 7

8. We note that sales in the United States increased $1.7 million during the quarter ended December 31, 2013 and sales in Germany totaled $6.8 million, while sales in India decreased to zero. Please tell us where you have disclosed the reasons for these significant changes in revenue during the quarter ended December 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640, or me at (202) 551-3676, if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief